SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FortuNet, Inc
(Name of Subject Company)

FortuNet, Inc
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

34969Q100
 (CUSIP Number of Class of Securities)

Jack Coronel
Chief Compliance Officer
FortuNet, Inc.
2950 South Highland Drive, Suite C
Las Vegas, Nevada 89109
(702) 796-9090
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Timothy J. Harris
Morrison & Foerster llp
755 Page Mill Road
Palo Alto, California  94304
Telephone:  (650) 813-5600
Fax: (650) 494-0792
[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FORTUNET, INC.’S BOARD OF DIRECTORS RECEIVES NOTICE FROM YURI ITKIS GAMING TRUST OF INTENT TO COMMENCE CASH TENDER OFFER TO ACQUIRE 100% EQUITY OWNERSHIP

Las Vegas, NV, November 23, 2009 -- FortuNet, Inc. (the “Company”) (Nasdaq: FNET) announced today that its Board of Directors has received a notice from Yuri Itkis, as trustee of the Yuri Itkis Gaming Trust of 1993 (the “Trust”) indicating the Trust’s intention to commence a tender offer for all of the outstanding shares of common stock of the Company not already owned by the Trust at an offer price of $1.70 per share in cash.  The Trust has indicated that its offer will be irrevocably conditioned upon the tender of a sufficient number of shares of common stock to cause the Trust to own 90% of the outstanding shares.  If that condition is satisfied, the Trust has indicated that it intends to acquire the remaining shares not already owned by it through a "short form" cash merger at the same per share cash price paid in the tender offer.  The Company’s Board of Directors is considering forming a special committee of independent directors to consider the matter.

The Trust is the Company’s largest stockholder, holding approximately 75% of the outstanding shares of common stock.  There can be no assurance that any transaction will occur or, if a transaction occurs, what the structure or terms of such transaction would be.

The tender offer proposed by the Trust referred to in this release has not commenced.  If and when commenced, the Company will file with the Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9.  Company shareholders are advised to read the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by the Company in connection with the tender offer by the Trust, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

All statements included in this press release, other than statements that are purely historical, are forward-looking statements. Forward-looking statements in this press release include, without limitation, all statements regarding the Trust’s intent to commence the cash tender offer described above.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from results contemplated by the forward-looking statements, including but not limited to the Company’s inability to predict or control the Trust’s future actions.  The Company does not intend, and assumes no obligation, to update any forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release, and should review the Company’s filings with the SEC.

About FortuNet, Inc.

FortuNet, together with its wholly-owned subsidiaries, Millennium Games, Star Bingo Holdings, LLC, and Star Bingo Supply, LLC, is engaged primarily in the business of designing, manufacturing, field maintenance of, and leasing electronic gaming and entertainment systems throughout North America.  FortuNet derives substantially all of its revenues from the gaming industry in the United States and Canada.

Investor Contact:
Jack Coronel
(702) 796-9090
jack@fortunet.com